Exhibit 99.1

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

OROMIN EXPLORATIONS LTD. (the “Company”)
Annual General and Special Meeting of Shareholders
July 31, 2013

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

This report describes the matters voted upon and the outcome of the votes conducted at the Annual General and Special Meeting of shareholders of the Company held on July 31, 2013 in Vancouver, British Columbia:

Item 1:	Appointment of Auditors

Davidson & Company LLP was appointed as auditors of the Company and the directors were authorized to fix the remuneration of the auditors by a majority vote by a show of hands.

Votes For	% For	Votes Withheld	% Withheld
71,970,856	96.83%	2,356,015	3.17%

Item 2:	Election of Directors

The seven nominees set forth in the Company’s Information Circular dated June 12, 2013 were elected as directors of the Company by a majority vote by a show of hands.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Derek Bartlett	55,161,782	97.65%	1,329,456	2.35%
Robert H. Brennan	55,689,937	98.58%	801,301	1.42%
Nell M. Dragovan	51,995,524	92.24%	4,372,289	7.76%
Chet Idziszek	52,119,449	92.26%	4,371,789	7.74%
Robert Sibthorpe	55,103,027	97.54%	1,388,211	2.46%
James G. Stewart	51,995,524	92.24%	4,372,289	7.76%
Douglas Turnbull	52,001,594	92.05%	4,489,644	7.95%

Item 3:	Advance Notice Policy

The Advance Notice Policy, as more fully set forth in the Management Information Circular dated June 12, 2013, was approved.

Votes For	% For	Votes Against	% Against
51,206,124*	97.91%	1,093,823	2.09%

*Excluding 4,191,291 shares held by Insiders

OROMIN EXPLORATIONS LTD.

Signed “Ian Brown”

Ian Brown
Chief Financial Officer
August 6, 2013